STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
September 26, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:          Dreyfus Manager Funds II
 (File Nos.:  333-104120 and 811-21327)

Ladies and Gentlemen:
On behalf of the above referenced registrant (the "Trust"), on or about September 27, 2016 the Trust plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 32 (the "Amendment") to its  Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 31 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on August 1, 2016 for the purpose of adding Class Y shares to Dreyfus Balanced Opportunity Fund (the "Fund"), a series of the Trust.
The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Patrick Scott of the Staff via telephone on September 15, 2016 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm.
The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.
Prospectus
General
1.	Staff Comment: Please ensure that all of the bracketed information and other incomplete information that appears in the 485(a) Amendment is completed in the Amendment.
Response:  All of the referenced incomplete information will be completed in the Amendment.
Front Cover
2.	Staff Comment: Please insert the ticker symbol for the new Class Y shares on the front cover of the prospectus and update it on EDGAR when available.
Response:  The ticker symbol for the new Class Y shares will be inserted on the front cover of the prospectus in the Amendment.  In addition, the ticker symbol has been updated on EDGAR.
Fund Summary—Fees and Expenses
3.	Staff Comment: Please complete the information in the Fund's fee table and example and provide to the Staff for review prior to the effective date of the Amendment.
Response:  The fee table and example to be filed in the Amendment are attached as Exhibit A.
4.	Staff Comment: Footnote ** to the fee table states: "Other expenses for Class Y are estimated amounts for the current fiscal year based on the Other expenses for Class I." Please supplementally explain the basis for estimating fees for the Fund's new Class Y shares. Please note that Instruction 3(d) to Item 3 of Form N-1A sets forth when information in the fee table may be restated, and that new classes do not satisfy the definition of a "New Fund" set forth in Instruction 6 to Item 3 of Form N-1A.
Response:  Estimated expenses must be used for the Fund's new Class Y shares because they have not yet been offered and have no expense history to put into the table (i.e., the estimated expenses are not a restatement).  Please note that the footnote referencing the estimated expenses only applies to the new Class Y shares and not the other share classes.  Accordingly, we will move the footnote so that it more clearly applies only to the "Other expenses" for Class Y shares and not the Fund's other share classes.
Fund Summary—Principal Investment Strategy
5.	Staff Comment: An investment company that holds itself out as "balanced" should invest at least 25% of its assets in fixed income senior securities and should invest at least 25% of its assets in equities. See footnote 42 to Investment Company Act Release No. 23828. Accordingly, please disclose in Item 4 that the Fund invests at least 25% of its assets in equities.
Response:  The following will be added in the Amendment to the end of the third sentence of the first paragraph in Fund Summary—Principal Investment Strategy:  "… and between 75% to 50% of its assets to equity securities."
6.	Staff Comment: The first sentence of the third paragraph states: "The fixed-income portion of the fund's portfolio may include corporate bonds, debentures, notes, mortgage-related securities, including collateralized mortgage obligations (CMOs), asset-backed securities, convertible securities, municipal obligations, zero coupon bonds, and money market instruments." Please indicate supplementally the types and amounts of asset-backed and mortgage-backed securities in which the Fund invests or may invest (e.g., collateralized debt obligations, collateralized loan obligations, non-agency residential and commercial mortgage-backed securities and other types of securities that rely on the exemptions of Sections 3(c)(1) and (7) under the 1940 Act). Please also add separate risk disclosure in Items 4 and 9 relating to each of the instruments referenced in this disclosure. In addition, please explain supplementally the extent to which the fund invests or intends to invest in contingent convertible securities. Depending on the response provided, the Staff may have additional comments.
Response:  The Fund currently invests in the following types of asset-backed and mortgage-backed securities:  (i) agency mortgage-backed securities; (ii) commercial mortgage-backed securities; and (iii) auto receivables-backed securities.  As of September 19, 2016, the Fund held asset-backed and mortgage-backed securities in the amounts of approximately 1% and 8%, respectively, of the Fund's net assets.  The Fund may, but does not currently, invest in:  (i) securities backed by auto leases, credit card receivables and equipment loans; and (ii) non-agency mortgage-backed securities.  In addition, Fund management has advised us that the Fund does not currently invest in, or currently intend to invest in, contingent convertible securities.
The following risk disclosure will be added in the Amendment to Fund Summary—Principal Risks:
•	Mortgage-related securities risk. Mortgage-related securities are complex derivative instruments, subject to credit, prepayment and extension risk, and may be more volatile, less liquid and more difficult to price accurately than more traditional debt securities. The fund is subject to the credit risk associated with these securities, including the market's perception of the creditworthiness of the issuing federal agency, as well as the credit quality of the underlying assets. Although certain mortgage-related securities are guaranteed as to the timely payment of interest and principal by a third party (such as a U.S. government agency or instrumentality with respect to government-related mortgage-backed securities) the market prices for such securities are not guaranteed and will fluctuate. Declining interest rates may result in the prepayment of higher yielding underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield and/or cause the fund's share price to fall (prepayment risk). Rising interest rates may result in a drop in prepayments of the underlying mortgages, which would increase the fund's sensitivity to rising interest rates and its potential for price declines (extension risk).

•	Asset-backed securities risk. General downturns in the economy could cause the value of asset-backed securities to fall. In addition, asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may provide the fund with a less effective security interest in the related collateral than do mortgage-backed securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

•	Convertible securities risk. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer. Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. Although convertible securities provide for a stable stream of income, they are subject to the risk that their issuers may default on their obligations.

•	Municipal securities risk. The amount of public information available about municipal securities is generally less than that for corporate equities or bonds. Special factors, such as legislative changes, and state and local economic and business developments, may adversely affect the yield and/or value of the fund's investments in municipal securities. Other factors include the general conditions of the municipal securities market, the size of the particular offering, the maturity of the obligation and the rating of the issue. Changes in economic, business or political conditions relating to a particular municipal project, municipality, or state, territory or possession of the United States in which the fund invests may have an impact on the fund's share price.

•	Zero coupon securities risk. Zero coupon securities are debt securities issued or sold at a discount from their face value that do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). The market prices of these securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay cash interest periodically having similar maturities and credit qualities. In addition, unlike bonds which pay cash interest throughout the period to maturity, the fund will realize no cash until the cash payment or maturity date unless a portion of such securities are sold and, if the issuer defaults, the fund may obtain no return at all on its investment. The Internal Revenue Code requires the holder of a zero coupon security to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for federal income tax, the fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy this distribution requirement.

The following risk disclosure will be added in the Amendment to Fund Details—Investment Risks:
•	Convertible securities risk. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer. Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. Although convertible securities provide for a stable stream of income, they are subject to the risk that their issuers may default on their obligations. Convertible securities also offer the potential for capital appreciation through the conversion feature, although there can be no assurance of capital appreciation because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

•	Municipal securities risk. The amount of public information available about municipal securities is generally less than that for corporate equities or bonds. Special factors, such as legislative changes, and state and local economic and business developments, may adversely affect the yield and/or value of the fund's investments in municipal securities. Other factors include the general conditions of the municipal securities market, the size of the particular offering, the maturity of the obligation and the rating of the issue. The municipal securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which currently are at or near historic lows in the United States. An unexpected increase in fund redemption requests, including requests from shareholders who may own a significant percentage of the fund's shares, which may be triggered by market turmoil or an increase in interest rates, could cause the fund to sell its holdings at a loss or at undesirable prices and adversely affect the fund's share price and increase the fund's liquidity risk and fund expenses. Changes in economic, business or political conditions relating to a particular municipal project, municipality, or state, territory or possession of the United States in which the fund invests may have an impact on the fund's share price.
•	Zero coupon securities risk. Zero coupon securities are debt securities issued or sold at a discount from their face value that do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). The market prices of these securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay cash interest periodically having similar maturities and credit qualities. In addition, unlike bonds which pay cash interest throughout the period to maturity, the fund will realize no cash until the cash payment or maturity date unless a portion of such securities are sold and, if the issuer defaults, the fund may obtain no return at all on its investment. The Internal Revenue Code requires the holder of a zero coupon security to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for federal income tax, the fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy this distribution requirement.
In addition, Mortgage-backed securities risk and Asset-backed securities risk will be moved from the additional risks section of Fund Details—Investment Risks to the main section.
Please note that we have not added additional risk disclosure for corporate bonds, debentures, notes or money market instruments, as the risks of these investments, which are generally the same among these instruments except as affected by maturity or security interests, are already disclosed in the prospectus (e.g., Fixed-income market risk, Interest rate risk, Credit risk and Liquidity risk).
Fund Summary—Performance
7.	Staff Comment: Please revise the third sentence of the first paragraph to read as follows: "The table compares the average annual total returns of the fund's shares to those of ~~a~~two broad measures of market performance."
Response:  The requested change will be made in the Amendment.
8.	Staff Comment: Item 4(b)(2)(i) of Form N-1A requires a fund to compare its average annual returns for 1, 5 and 10 years with those of a broad measure of market performance. Item 4(b)(2)(iii) of Form N-1A requires a risk/return table that, among other things, "show[s] the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b) (7)." Instruction 2(b) to Item 4(b)(2) of Form N-1A permits a fund to "include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7)." However, "[i]f an additional index is included, [the fund must] disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund's performance compares with the returns of an index of funds with similar investment objectives)." Please add the required disclosure for the Fund's additional index, the Customized Blended Index.
Response:  The following sentence will be added in the Amendment as the fourth sentence in Fund Summary—Performance:  "The total returns also are compared to the Customized Blended Index, which is composed of 60% S&P 500® Index (which measures large-cap U.S. equities) and 40% Bloomberg Barclays U.S. Aggregate Bond Index (which measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market) to show how the fund's performance compares to a mix of equities and bonds."
Fund Details—Goal and Approach
9.	Staff Comment: To the extent the Fund invests more than 15% of its net assets in asset-backed and mortgage-backed securities, please explain supplementally how the Fund's board of trustees determines that the Fund's actual and expected holdings in these securities are liquid, i.e., that they can be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued them. Please provide general market data, including liquidity data, for these securities in support of your explanation.
Response:  The Fund does not normally invest more than 15% of its net assets in asset-backed and mortgage-backed securities.
10.	Staff Comment: To the extent the Fund writes credit defaults swaps, please supplementally confirm that the Fund will segregate liquid assets to cover the full notional amount of such obligations. In addition, to the extent the Fund invests in total return swaps, please confirm supplementally that the appropriate amount of assets will be segregated to cover such obligations in accordance with Investment Company Act Release No. 10666.
Response:  To the extent the Fund writes credit defaults swaps, Fund management has advised us that the Fund will segregate liquid assets to cover the full notional amount of such obligations.  In addition, to the extent the Fund invests in total return swaps, Fund management has advised us that the appropriate amount of assets will be segregated to cover such obligations in accordance with Investment Company Act Release No. 10666.
11.	Staff Comment: It is stated in the last paragraph that derivatives may be used as a substitute for investing directly in an underlying asset. Please confirm that, to the extent derivatives are used as part of the Fund's policy with respect to the investment of 80% of its assets, such derivatives will be valued at market value, rather than notional value.
Response:  We have confirmed with Fund management that such derivatives will be valued at market value.
Fund Details—Investment Risks
12.	Staff Comment: Please confirm that expenses associated with short sales (e.g., interest and dividend expenses) are reflected in the subcaption "Other expenses" in the fee table.
Response:  The Fund does not currently engage in short sales.  However, if in the future the Fund engages in short sales such expenses will be reflected in "Other expenses."
13.	Staff Comment: Portfolio turnover risk states: "The fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance." Please add disclosure in Item 4 that states that frequent and active trading is a principal investment strategy of the Fund. To the extent such trading is not a principal investment strategy of the Fund, please delete Portfolio turnover risk in Items 4 and 9.
Response:  The following will be added in the Amendment as the last sentence in the last paragraph in Fund Details—Goal and Approach:  "Although the fund does not engage in frequent and active trading as a principal investment strategy, the fund may engage in short-term trading in the execution of its investment strategy."
14.	Staff Comment: The sixth sentence of Derivatives risk states: "Certain types of derivatives, including over-the-counter transactions, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to illiquidity risk, counterparty risk, credit risk and pricing risk." Please add separate risk disclosure for each of illiquidity risk, counterparty risk, credit risk and pricing risk.
Response:  The last sentence in the referenced Derivatives risk will be revised as follows:  "Certain types of derivatives, including over-the-counter transactions, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to liquidity risk, credit and counterparty risk (failure of the counterparty to the derivatives transaction to honor its obligation) and pricing risk (risk that the derivative cannot or will not be accurately valued)."  Please note that Liquidity risk already exists as a separate risk disclosure.
Shareholder Guide—Financial Highlights
15.	Staff Comment: Please include the financial highlights information for the six-month period ended May 31, 2016 in the Amendment.
Response:  The requested information will be provided in the Amendment.
SAI
Share Ownership
16.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Fund to beneficially own 5% or more of any class of each Fund's outstanding shares as of a specified date no more than 30 days prior to the filing of the relevant Amendment (see Item 18(b) of Form N-1A).
Response:  The Fund's ownership information presented in the chart will be updated in the Amendment.
Investments, Investment Techniques and Risks
17.	Staff Comment: Footnote 8 states: "Dreyfus Balanced Opportunity Fund, Dreyfus Global Dynamic Bond Fund, Dreyfus Global Real Return Fund and Dynamic Total Return Fund each currently intends to invest no more than 25% of its assets in municipal securities; however, this percentage may be varied from time to time without shareholder approval." To the extent investing in municipal securities is a principal investment strategy of the Fund, please add appropriate disclosure in the principal investment strategy portion of Item 4, as well as appropriate risk disclosure in Items 4 and 9.
Response:  Investing in municipal securities is not a principal investment strategy of the Fund.  Accordingly, no additional disclosure will be added in the Amendment.
Please note that an SAI substantially similar to the one filed with the 485(a) Amendment was filed for Dreyfus Index Funds, Inc. and Dreyfus Midcap Index Fund, Inc. as part of post-effective amendments Nos. 44 and 40, respectively, to each fund's registration statement on Form N-1A, filed with the Commission on May 31, 2016.  Comments on those filings, including comments to the SAI, were provided by Patrick Scott of the Staff via telephone on July 14, 2016.  At the Staff's request, those comments have been restated (as applicable) and included herein in addition to the comments on the Fund's SAI provided by the Staff on September 15, 2016.
Manager's and Sub-Advisers' Compensation; Compliance Services
18.	Staff Comment: Please revise the first three charts in this section and their accompanying text to comply with the fee disclosure requirements noted below.
For each fund shown in the charts that has a sub-adviser, first determine whether the fund operates pursuant to an exemptive order from the Commission granting, among other exemptions, relief for "multi-manager" funds from disclosing fees to certain sub-advisers and permitting aggregate disclosure ("Aggregate Fee Order").  If the fund does not operate pursuant to an Aggregate Fee Order, the fund should comply with the fee disclosure requirements set forth in Form N-1A, as described below.  If the fund does operate pursuant to an Aggregate Fee Order, the fund should comply with the fee disclosure requirements set forth in Form N-1A, as modified by the Aggregate Fee Order, also as described below.
Please note that General Instruction A of Form N-1A states that terms used in Form N-1A have the same meaning as those in the 1940 Act or the related rules, unless otherwise indicated.  An "investment adviser" (as defined in Section 2(a)(20) of the 1940 Act) encompasses sub-advisers.  For clarity, the terms "primary adviser" and "sub-adviser" are used below.
Item 10 of Form N-1A
Fee disclosure required by Item 10 of Form N-1A varies based on two factors:  (1) whether the fund pays the primary adviser and the primary adviser then pays each sub-adviser (the "traditional pay model") or whether the fund pays each sub-adviser directly (the "direct pay model"); and (2) whether the fund has been in operation for a full fiscal year (an "existing fund") or not (a "new fund").1
Existing FundsTraditional Pay Model.  Existing funds that use the traditional pay model must state the aggregate fee paid to the primary adviser for the most recent fiscal year as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table unless there has been a fee waiver and/or the fee table has been restated).  Fees paid by the primary adviser to each sub-adviser need not be disclosed.
Existing FundsDirect Pay Model.  Existing funds that use the direct pay model also must state the aggregate fee paid to the primary adviser and each sub-adviser for the most recent fiscal year as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table unless there has been a fee waiver and/or the fee table has been restated).
New FundsTraditional Pay Model.  New funds using the traditional pay model must state what the primary adviser's contractual fee is as a percentage of average net assets, including any breakpoints (this percentage should be the same as that disclosed in the fee table, unless the fee table has been restated).  Fees paid by the primary adviser to each sub-adviser need not be disclosed.
New FundsDirect Pay Model.  New funds using the direct pay model must state the aggregate contractual fees paid to the primary adviser and each sub-adviser as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table, unless the fee table has been restated).
Item 19 of Form N-1A
Item 19 of Form N-1A requires the disclosure of fees paid to sub-advisers regardless of whether the fund uses the traditional or direct pay model or whether it is new or existing.
Item 19(a)(3) requires a fund to disclose the total dollar amounts that the fund paid to: (1) the primary adviser, aggregated with amounts paid to sub-advisers that are affiliates of the primary adviser ("affiliated sub-advisers"), if any; and (2) each sub-adviser that is not an affiliated person of the primary adviser ("non-affiliated sub-advisers"), under the investment advisory contract for the last three fiscal years (or, if shorter, for the length of the adviser or sub-adviser's service to the fund).
Item 19(a)(3) also requires disclosure of the method of calculating the advisory fee payable by the fund to the primary adviser and each sub-adviser.  This includes: (1) showing the fee as a percentage of assets and defining how assets are measured (e.g., total assets, managed assets, net assets, etc.); (2) stating the amount of any breakpoint discounts; (3) disclosing, "[i]f applicable, any credits that reduced the advisory fee for any of the last three fiscal years" (each type of credit or offset must be stated separately); and (4) noting any expense limitation provision.  This information must be disclosed individually for the primary adviser and each sub-adviser, including an affiliated sub-adviser.
Item 28 of Form N-1A
Item 28(d) of Form N-1A requires both advisory and sub-advisory agreements to be filed as exhibits to the registration statement.
Aggregate Fee Relief
For funds operating pursuant to an Aggregate Fee Order, disclosure required by Item 10 is not modified.  However, fee disclosure required by Item 19 may be categorized based on the type of relief granted.  For each of the categories, described below, the fund must disclose: (1) the aggregate dollar amount paid to all of the advisers or sub-advisers in the respective category for the past three fiscal years; and (2) the aggregate fee paid to all of the advisers or sub-advisers in each category for the past fiscal year as a percentage of the fund's average net assets.
Order Covers Wholly-Owned Sub-Advisers.  If the order covers non-affiliated sub-advisers and wholly-owned sub-advisers, the fund must disclose (1) the aggregate fee paid to the primary adviser and any affiliated sub-advisers; (2) the aggregate fee paid to any non-affiliated sub-advisers; and (3) the fee paid to each affiliated sub-adviser other than wholly-owned sub-advisers.
Order Does Not Cover Wholly-Owned Sub-Advisers.  If the order covers only non-affiliated sub-advisers, the fund must disclose (1) the aggregate fee paid to the primary adviser and any affiliated sub-advisers; (2) the aggregate fee paid to any non-affiliated sub-advisers; and (3) the fee paid to each affiliated sub-adviser.
Funds operating pursuant to an Aggregate Fee Order are not required to disclose credits, offsets or expense limitation provisions because, using aggregate fees, investors in the fund would see the effects of any credits, offsets or expense limitation provisions to the extent they were applied.
In addition, funds operating pursuant to an Aggregate Fee Order may omit sub-advisory fee information from the sub-advisory agreements filed as exhibits to the registration statement pursuant to Item 28(d).
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1               In addition to the information described below, if the fee paid to a primary adviser or a sub-adviser is not based on a percentage of average net assets (e.g., such adviser receives a performance-based fee), the fund must describe the basis of the adviser's compensation. Currently, none of the funds in the referenced charts have a primary adviser or a sub-adviser paid on a basis other than a percentage of average net assets.
Response:  The charts in this section and their accompanying text will be revised in the Amendment to comply with the fee disclosure requirements described.
Investments, Investment Techniques and Risks
19.	Staff Comment: The last paragraph states:
A large percentage of Dreyfus International Stock Index Fund's Index is comprised of Japanese securities.  Therefore, stocks of Japanese companies will represent a correspondingly large component of the fund's investment assets.  Such a large investment in the Japanese stock market may entail a higher degree of risk than with more diversified international portfolios, especially considering that by fundamental measures of corporate valuation, such as its high price-earnings ratios and low dividend yields, the Japanese market as a whole may appear expensive relative to other world stock markets.
Please add risk disclosure for Japanese securities to Items 4 and 9.
Response:  As previously advised to the Staff, disclosure was added to the prospectus of Dreyfus International Stock Index Fund.
Investment Restrictions—Fundamental Policies—Industry Concentration
20.	Staff Comment: The last sentence of the first paragraph states: "The real estate sectors, with respect to Dreyfus Global Real Estate Securities Fund, in general are not considered an industry for purposes of this Fundamental Policy." Please confirm that the investments of Dreyfus Global Real Estate Securities Fund are included in an industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration. Please also supplementally explain the basis for not considering investments in the real estate sectors as being in the same industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration.
Response:  For industry concentration purposes, the investments of Dreyfus Global Real Estate Securities Fund are included in the group of industries that comprise the Real Estate sector, as classified by the Global Industry Classification Standard (GICS).  The group of industries comprising the real estate sector are considered as being in the same industry or group of industries for purposes of the fund's policy with respect to industry concentration.  The purpose of the referenced sentence is to exclude the investments of the Dreyfus Global Real Estate Securities Fund in the real estate sector from the Fundamental Policy prohibiting industry concentration in order to permit this concentration.
21.	Staff Comment: Please revise the second paragraph to state: "Invest more than 25% of its total assets in investments in any particular industry or industries (including banking), except to the extent the S&P MidCap 400 Index also is so concentrated, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." (emphasis added) Please make conforming changes to the disclosure elsewhere in the Amendment, as appropriate.
Response:  Fund management has advised us that when the word "assets" stands alone, the Fund considers it to mean "total assets."  Therefore, the Fund would prefer not to change the existing language, especially since this is a fundamental policy.
22.	Staff Comment: The last sentence of the fourth paragraph states: "For purposes of this Fundamental Policy with respect to Dreyfus Technology Growth Fund, the technology sector in general is not considered an industry." Please confirm that the investments of Dreyfus Technology Growth Fund are included in an industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration. Please also supplementally explain the basis for not considering investments in the technology sector as being in the same industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration.
Response:  For industry concentration purposes, the investments of Dreyfus Technology Growth Fund are included in the group of industries that comprise the Information Technology and Telecommunication Services sectors, as classified by GICS, and in technology-related industries included in other GICS sectors (collectively, the "technology sector").  The group of industries comprising the technology sector are considered as being in the same industry or group of industries for purposes of the fund's policy with respect to industry concentration.  The purpose of the referenced sentence is to exclude the investments of the Dreyfus Technology Growth Fund in the technology sector from the Fundamental Policy prohibiting industry concentration in order to permit this concentration.
Investment Restrictions—Nonfundamental Policies—Illiquid Investments
23.	Staff Comment: Please supplementally explain why the Fund's nonfundamental policy with respect to illiquid investments is limited to repurchase agreements. An open-end fund should invest no more than 15% of its net assets in illiquid assets generally.
Response:  Not all of the investment restrictions applicable to open-end funds are reflected in the Fund's fundamental or nonfundamental policies.  We have been advised by Fund management that the Fund intends to comply with all of the investment restrictions applicable to open-end funds, including the 15% limitation on illiquid assets.
Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names
24.	Staff Comment: The second chart in this section states that Dreyfus Smallcap Stock Index Fund invests, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in "[s]tocks included in the S&P SmallCap 600 Index and in futures whose performance is tied to the index[.]" A footnote states that "[t]he fund generally is fully invested in such investments." Please supplementally explain how this footnote is accurate given disclosure elsewhere in the 485(a) Amendment stating that the fund engages in a "sampling" process, whereby it selects stocks so that the market capitalizations, industry weightings, dividend yield, and beta closely approximate those of the Index.
Response:  The referenced disclosure has been revised as follows:  "The fund generally is fully invested in a representative sample of such investments."
*    *    *    *    *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6401.

Very truly yours,
/s/ Max Vogel
Max Vogel
cc:     Janna Manes

EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or certain other funds in the Dreyfus Family of Funds.  More information about these and other discounts is available from your financial professional and in the Shareholder Guide section beginning on page 12 of the prospectus and in the How to Buy Shares section and the Additional Information About How to Buy Shares section  beginning on page II-1 and page III-1, respectively, of the fund's Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class I	Class Y	Class Z
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none	none

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y	Class Z
Management fees	.80	.80	.80	.80	.80
Distribution (12b-1) fees	none	.75	none	none	none
Other expenses (including shareholder services fees)	.47	.47	.22	.16**	.32
Total annual fund operating expenses	1.27	2.02	1.02	.96	1.12
Fee waiver and/or expense reimbursement***	(.07)	(.07)	(.07)	(.01)	(.09)
Total annual fund operating expenses (after fee waiver and/or expense reimbursement)	1.20	1.95	.95	.95	1.03

*Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.
**Other expenses for Class Y are estimated amounts for the current fiscal year based on the Other expenses for Class I.
***The fund's investment adviser, The Dreyfus Corporation, has contractually agreed, until September 30, 2017, to waive receipt of its fees and/or assume the direct expenses of the fund so that the expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .95%.  On or after September 30, 2017, The Dreyfus Corporation may terminate this expense limitation at any time.

Example

The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same.  The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense limitation by The Dreyfus Corporation.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$690	$948	$1,226	$2,015
Class C	$298	$627	$1,082	$2,342
Class I	$97	$318	$556	$1,241
Class Y	$97	$305	$530	$1,177
Class Z	$105	$347	$608	$1,355
You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$690	$948	$1,226	$2,015
Class C	$198	$627	$1,082	$2,342
Class I	$97	$318	$556	$1,241
Class Y	$97	$305	$530	$1,177
Class Z	$105	$347	$608	$1,355